Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated October 12, 2007 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended August 31, 2007 compared to the same period in the previous year. At October 12, 2007, the Company had 104.7 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s August 31, 2007 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2006, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”, respectively, effective for the Company’s first quarter commencing December 1, 2006 whereby the Company is required to disclose comprehensive income and its components.

All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, U.S.A., and British Columbia, Canada, with two properties under construction, two properties progressing toward development and numerous early-stage exploration properties. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources. In August 2006, the Company received its final permits and Board of Directors approval for construction of the Rock Creek/Big Hurrah mine. Construction is anticipated to be completed in the last quarter of 2007, with commercial production expected to begin in the first quarter of 2008. The Rock Creek and Big Hurrah projects are located near Nome, Alaska.

In June 2007, the Company obtained the necessary provincial and federal permits for the Board of Directors to approve construction of its Galore Creek copper-gold-silver project in northwestern British Columbia. Pre-construction activities had commenced prior to June 2007, including payments for purchases of camps and other costs related to mobilization of equipment and contractors, but full construction commenced in June 2007. In addition to these properties, NovaGold is advancing two of the largest undeveloped resources in North America: the Donlin Creek gold project in Alaska in joint venture with a subsidiary of Barrick Gold Corporation (“Barrick”), and the Ambler copper-zinc-silver-gold project in Alaska in partnership with subsidiaries of Rio Tinto.

At August 31, 2007, NovaGold had $126.7 million of unrestricted cash (including $43.8 million of cash in the Galore Creek partnership) and $58.8 million of marketable securities available for sale at quoted market value. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

On June 1, 2007, the Company completed the exercise of its option to purchase 100% of the mining claims of the main Galore Creek copper-gold-silver deposit by paying the final US$12.5 million of a US$20.3 million purchase price for the acquisition of Stikine Copper Limited, the owner of the core mineral claims that contain all of the Company’s proven and probable reserves at the Galore Creek project. NovaGold’s financial earn-in requirements under the Agreement have been satisfied and all of Stikine Copper’s assets are owned 100% by NovaGold. Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received and an additional $9.7 million was recorded as a future income tax liability related to the fair value of the assets acquired that do not have a corresponding income tax basis. Subsequent to the acquisition, the future income tax liability has been adjusted for the benefit of a corporate tax rate reduction enacted on June 12, 2007.

On August 1, 2007, the Company formed a 50%-50% partnership with Teck Cominco Limited (“Teck Cominco”) at the Galore Creek project. The activities of the Galore Creek partnership are being conducted by the Galore Creek Mining Corporation (“GCMC”). The Company contributed its assets in the Galore Creek project to the partnership and Teck Cominco is funding an initial contribution of approximately $537 million, plus 50% of reclamation bonds. After the initial contribution is completed, both partners will be equally responsible to fund the project going forward. The Company determined that the Galore Creek partnership is a variable interest entity and consequently has used the principles of AcG-15 and FIN 46 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that NovaGold is the primary beneficiary and consolidated the activities of the Galore Creek partnership from August 1, 2007. The expenditures on the Galore Creek project have been recorded in property, plant and equipment for construction in progress costs and mineral properties and related deferred costs for exploration and development costs. Teck Cominco’s contributions to date of $77.6 million at August 31, 2007 have been recorded as a non-controlling interest in the partnership.

Results of operations

For the three months ended August 31, 2007, the Company reported a loss of $4.2 million (or $0.04 per share) compared to a loss of $2.6 million (or $0.03 per share) for the corresponding period in 2006. Higher losses are due to the comparative period including a $3.5 million future income tax recovery compared with a $1.2 million future income tax recovery in the current period. The improvement in financial results before tax is primarily due to professional fees during the quarter ended August 31, 2006 relating to costs of responding to an unsolicited take-over bid.

For the nine-month period ended August 31, 2007, the Company had losses of $12.2 million (or $0.13 per share) compared to losses of $11.1 million (or $0.14 per share) for the corresponding period in 2006. For the nine months ended August 31, 2007, total

NovaGold Resources Inc. Third Quarter Report 2007

expenses and other items increased by $3.3 million, including a $0.9 million increase in general and administrative expenditures, a $1.5 million increase in salaries, a $1.0 million increase in corporate development and communication costs, $0.7 million of exploration costs and a $4.0 million increase in foreign exchange loss, offset by a $1.9 million decrease in professional fees and a $2.8 million decrease in stock-based compensation. The Company also realized a $4.2 million gain on the sale of its investment in Pioneer Metals Corporation (“Pioneer”) and a $0.5 million decrease in future income tax recovery.

Revenues for the three-month period ended August 31, 2007 were $2.2 million compared to $2.5 million in the corresponding period in 2006. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues for the quarter relates mainly to less interest income realized relating to cash balances invested during the quarter, and the timing of financings and expenditures.

Revenues for the nine-month period ended August 31, 2007 were $5.3 million compared to $6.2 million for the comparable period in 2006. Revenues decreased in the nine-month period in 2007 due to a $0.4 million decrease in land sales and a $0.45 million decrease in interest income recorded due to the timing of the completion of the equity offering in April 2007, whereas the prior period equity offering was completed in February 2006.

Expenses for the three months ended August 31, 2007 were $7.6 million compared to $8.6 million for the same period in 2006. During the quarter, the Company recorded a foreign exchange loss of $1.0 million resulting from the effect of the strengthening of the Canadian dollar on the Company’s US dollar cash balances compared to a foreign exchange gain of $0.6 million for the same period in 2006. The Company recorded $1.2 million for stock-based compensation during the same period in 2007 and 2006. Salaries expense increased to $1.6 million in 2007 compared to $1.1 million in 2006. The increase is due to expansion of staff to support an overall increase in business activities. Professional fees decreased to $1.8 million in 2007 from $5.4 million in 2006 due to payments made in 2006 related to the takeover defense. The Company also recorded generative exploration expenditures of $0.4 million with no comparative figure in the prior year.

Expenses for the nine months ended August 31, 2007 were $22.1 million compared to $18.8 million in the corresponding period in 2006. For the nine-month period, general and administrative expenses, corporate development and professional fees decreased by $0.1 million and salaries increased by $1.5 million over the same period in 2006. The Company also expended $0.7 million on generative exploration activities with no comparable figure in the prior year. The overall increases are primarily due to the Company’s growth and increased activity. The Canadian dollar’s strengthening in the nine-month period ended August 31, 2007 resulted in a $4.0 million increase in the foreign exchange loss recorded during this period compared to the same period in 2006.

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. For the three-month period ended August 31, 2007, the Company recorded a net gain of $7,000 from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net gain of $184,000 for the same period in 2006. For the nine-month period ended August 31, 2007, the Company recorded a net loss of $394,000 compared to a net gain of $348,000 recorded in the comparative period in 2006.

At August 31, 2007, the Company had an unrecorded gain of $12.8 million in its Alexco holdings.

Selected financial data

The following unaudited quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	8/31/07	5/31/07	2/28/07	11/30/06	8/31/06	5/31/06	2/28/06	11/30/05
	$	$	$	$	$	$	$	$
Net revenues	2,173	1,946	1,062	2,080	2,391	2,213	1,409	1,256

Income (loss) for the quarter	(4,159)	(3,212)	(4,861)	(19,346)	(2,578)	(8,629)	102	2,577

Income (loss) per share – basic and diluted	(0.04)	(0.03)	(0.05)	(0.20)	(0.03)	(0.10)	0.00	0.04

Expenditures on mineral properties and related deferred costs(1)
USA	27,203	25,969	18,133	16,088	27,461	3,254	1,641	4,221
Canada	25,981	2,156	3,645	18,081	11,501	1,599	5,274	17,433

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments, stock-based compensation and future income taxes, net of recoveries, write-downs, disposals, option payments received and other tax related items.

NovaGold Resources Inc. Third Quarter Report 2007

Factors that can cause fluctuations in the Company’s quarterly results have historically been the timing of stock option grants, the impact of future income taxes, equity investment gains and losses and, in the past year, the costs associated with the Barrick unsolicited takeover bid. The main fluctuations over the previous eight quarters related mainly to stock options, taxation, foreign exchange fluctuations and takeover defense costs. None of the Company’s properties are yet in production; consequently, the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and finish by the end of the year. During the nine-month period ended August 31, 2007, the Company expended $103.1 million on mineral properties and related deferred costs (quarter ended August 31, 2007 – $53.2 million). Included in this amount was US$52.2 million (quarter ended August 31, 2007 – US$18.9 million) accrued for work carried out on the Donlin Creek project by Barrick, based on the Company’s 70% ownership of the Donlin Creek project, and includes interest charges capitalized during the nine-month period of US$2.3 million (quarter ended August 31, 2007 – US$1.0 million). Under the Donlin Creek Mining Venture Agreement with Barrick, following an election by NovaGold since March 31, 2006, Barrick has been funding NovaGold’s share of exploration and development at Donlin Creek.

During the nine-month period ended August 31, 2007, the Company incurred expenditures of $29.8 million on mineral property and related deferred costs on the Galore Creek project (quarter ended August 31, 2007 – $25.6 million). The majority of the expenditures at Galore Creek relate to the exercise of the option to purchase 100% of the Galore Creek claims as part of the Galore Creek Option Agreement. On June 1, 2007, the Company paid US$12.5 million (Cdn$13.3 million) to complete the acquisition. An additional $9.7 million was recorded as a future income tax liability related to the fair value of the assets acquired that do not have an income tax basis.

During the nine-month period ended August 31, 2007, the Company also spent $1.56 million on the Copper Canyon project immediately adjacent to the Company’s Galore Creek property. The majority of the expenditure was related to the fair value of the Company’s 74,074 common shares issued during the quarter ended February 28, 2007 as part of NovaGold’s property option agreement.

Liquidity and capital resources

At August 31, 2007, the Company held $126.7 million in cash and cash equivalents. During the quarter ended May 31, 2007, the Company completed an equity offering for net proceeds of $217.2 million after commissions and expenses of $12.0 million. Also during the second quarter, the Company generated proceeds from the sale of Pioneer shares of $5.9 million, resulting in a gain realized in the second quarter of $4.2 million. Subsequent to the formation of the Galore Creek partnership on August 1, 2007, Teck Cominco funded $77.6 million into the partnership of which $43.8 million remained in cash and cash equivalents at August 31, 2007.

The Company expended $48.3 million on net operating activities during the nine-month period ended August 31, 2007 compared with positive cash flows from net operating activities of $12.5 million for the same period in 2006. Major changes in non-cash working capital in the first nine months were payment of $11.5 million of takeover defense costs that were accrued at November 30, 2006 and increases in deposits and other receivables of approximately $10 million related to construction activities at Galore Creek.

In the nine-month period ended August 31, 2007, the Company generated $298.4 million in cash flows from financing activities compared with $196.2 million in 2006. Of this amount, $217.2 million resulted from the equity financing, $3.6 million resulted from stock option and warrant exercises and $77.6 million resulted from Teck Cominco’s funding of the Galore Creek project.

The Company expended $230.0 million on investing activities in 2007 compared with $84.2 million in 2006. A total of approximately $131 million was expended on construction-related costs at the Galore Creek project, including payments for pre-construction purchases of camps and other costs related to planned mobilization of equipment upon receipt of all approvals necessary to commence construction, and on construction activities after permits were received in June 2007 related to roads, tunnels and bridges. In addition, approximately $45 million was expended at the Rock Creek project related to equipment purchases and the construction of processing facilities, the plant site and buildings for the mine.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

At August 31, 2007, the Company’s aggregate commitments for operating leases totaled $2.7 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at August 31, 2007 in the amount of $6.0 million for construction activities related to road, tunnels and bridge infrastructure at the Company’s Galore Creek project, which started in the latter half of 2006, and US$6.0 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the end of 2007. The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of US$84.0 million, including accrued interest of US$3.0 million, recorded for the project in the Company’s financial statements may be overstated.

NovaGold Resources Inc. Third Quarter Report 2007

Commitments at August 31, 2007 are approximately as follows:

				in millions of Canadian dollars
	Operating	Galore	Rock	Donlin
	Leases	Creek	Creek	Creek	Total
	$	$	$	$	$
2007	0.2	108.2	6.0		114.4

2008	0.4				0.4

2009	0.4				0.4

2010	0.3				0.3

2011	0.3				0.3

Thereafter	1.1			85.7	86.8

The Company has no significant financial or other instruments except that its cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

Outlook

At August 31, 2007, the Company had cash and cash equivalents of $126.7 million and marketable securities available for sale with a quoted market value of $58.8 million. In July 2007, the Company reassessed the total capital costs for Rock Creek at US$120 million and at August 31, 2007 approximately US$30 million remained to be incurred. Poor weather conditions and lack of available manpower for the contractors (an ongoing problem in the construction sector) have continued to be a problem at Rock Creek and costs may increase as a result of this. The Company currently expects to commence commercial production in the first quarter of 2008. Mine operating crews are developing the open pit and stockpiling ore encountered while accessing the waste rock being used for construction of the tailings facility, roads and other facilities. Construction crews have enclosed the mill building and installed all of the processing equipment and NovaGold has begun testing of the processing circuits, focusing initially on the crushing system.

At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 conducting 70,000 meters of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work and feasibility and engineering work. As of August 31, 2007, US$67 million of the budget had been incurred.

Construction is underway at the Galore Creek project to build a mine on the property anticipated to have a nominal throughput of 65,000 tonnes per day subject to potential increases as discussed below and expected, when in operation, to produce on average 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver annually during the first five years of production.

GCMC has engaged AMEC to prepare an updated feasibility study to, amongst other things, support the project financing of Galore Creek. The updated feasibility study is expected to result in significant increases to capital costs resulting from, among other things, the inclusion of additional power line costs in connection with the higher-capacity line described below, and escalating local and worldwide construction costs; further optimization of the project, including potential modifications to grind size and the significant strengthening of the Canadian dollar against the U.S. dollar. Capital cost increases are expected to be partially offset by improvements in operating costs. The updated feasibility study is targeted to be complete in the first half of 2008, but revised costs for the project may be available earlier than that.

The Galore Creek partnership and the Company’s subsidiary, Coast Mountain Hydro, have entered into a support agreement with certain BC Crown Corporations on a proposed high-capacity 287-kV Northwest Transmission Line. The proposed line will deliver power from Terrace to Bob Quinn Lake, near the Galore Creek project. The BC government has estimated the total cost at $400 million and the partnership would be expected to pay approximately $158 million of that amount, with partial reimbursement to the partnership by Coast Mountain Hydro when, and if, the Company’s Forrest Kerr run-of-river hydroelectric project near Bob Quinn is constructed.

As of October 12, 2007, NovaGold anticipates funding its planned activities for 2007 from available cash. Teck Cominco’s funding of construction costs for Galore Creek is currently expected to cover costs until at least mid-2008.

Related party transactions

On December 21, 2006, Alexco Resource Corp. (“Alexco”) completed a financing wherein the Company purchased 1,048,500 Units on a non-brokered basis to maintain its pro-rata ownership of Alexco, which the Company considers a strategic investment. Each Unit was purchased at a price of $4.75 and consists of one common share and one half of one transferable common share purchase warrant that entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. The Company’s current ownership in Alexco is approximately 18.6%.

Change in accounting policies

Effective as of the first quarter commencing December 1, 2006, the Company has adopted the guidelines governed by Sections 1530

NovaGold Resources Inc. Third Quarter Report 2007

and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 impacts the retained earnings and losses of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30.1 million, which was reported as an adjustment to the opening balance of accumulated comprehensive income. For the nine-month period ended August 31, 2007, the Company reported a net unrealized gain of $1.5 million (for the quarter ended August 31, 2007 – net unrealized gain of $2.3 million).

The Company has also adopted new accounting policies for supplies inventory and capitalized interest. Supplies inventory consists of equipment, supplies and spare parts to be consumed in the operations at the Rock Creek mine. Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved. See notes 2 and 7 of the unaudited consolidated financial statements for the nine months ended August 31, 2007 for further disclosure.

Critical accounting estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur that may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development of mines and properties, and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this competition, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Stock options

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Risk factors

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered, that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a

NovaGold Resources Inc. Third Quarter Report 2007

mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements, and acquisition of title to the properties is completed only when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties and satisfactory completion of certain pre-feasibility studies and third-party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write down its previously capitalized costs related to that property. The Company does not believe that Barrick will meet the back-in requirements on the Donlin Creek project and has thus provided for 70% of the costs effective from April 1, 2006. If it is concluded that Barrick successfully completes the back-in requirements by November 13, 2007, leaving NovaGold with 30% of Donlin Creek, NovaGold’s currently reported long-term payables and mineral property and related deferred costs would reduce by US$24 million.

Resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that these levels of gold, copper and silver will be realized. Declines in the market price for gold or copper may adversely affect the economics of a reserve or resource and may require the Company to reduce its estimates.

Price volatility – gold and other metals

The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that, if commercial quantities of gold and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

NovaGold Resources Inc. Third Quarter Report 2007